MAG Silver Corp

For Immediate Release

July 21, 2006

MAG SILVER GRANTS OPTIONS

MAG Silver Corp. (TSX-V:MAG) announces that on July 19, 2006 it granted, subject to any necessary regulatory approval, incentive stock options to purchase up to a total of 145,000 shares to two of the Company’s officers. The options are exercisable for a term of five years at the price of $2.46 per share.

About MAG Silver Corporation (www.magsilver.com)

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for world class, high grade silver deposits on a district scale. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG has recently reported significant silver intercepts on its Juanicipio and Batopilas projects. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG Silver Corporation:

“Frank Hallam”

Chief Financial Officer

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. . 0-50437  available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.